SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

COGENT, INC.

(Name of Subject Company)

COGENT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19239Y108 (Common Stock)

(CUSIP Number of Class of Securities)

Ming Hsieh

President and Chief Executive Officer

639 North Rosemead Blvd.

Pasadena, California 91107

(626) 325-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Scott M. Stanton, Esq.

J. Nathan Jensen, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cogent, Inc. (the “Company” or “Cogent”) initially filed on September 10, 2010 (the “Statement”). The Statement relates to the tender offer by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on September 10, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.001 per share, at a purchase price of $10.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented as follows:

The following is hereby added as the last sentence in the third paragraph under the subsection entitled “Pending Litigation”:

“The plaintiff in the suit filed in United States District Court for the Central District of California moved for expedited proceedings, and on October 7, 2010, the court denied plaintiff’s motion.”

The following is added immediately before the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer; Subsequent Offering Period

At 12:00 midnight, New York City time, on October 7, 2010, the Offer expired as scheduled. The Offer was not extended. As of that time, the depositary for the Offer advised that, a total of approximately 46.4 million Shares were validly tendered (not including Shares delivered by notice of guaranteed delivery which Shares may be validly tendered until Wednesday, October 13, 2010) and not withdrawn, representing approximately 52 percent of the outstanding Shares calculated on a fully diluted basis, including 34,369,965 Shares tendered pursuant to the Voting and Tender Agreement. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

On October 8, 2010, 3M issued a press release announcing that Purchaser commenced a subsequent offering period for all remaining untendered Shares, which will expire at 12:00 midnight, New York City time, on October 22, 2010. During this subsequent offering period, holders of Shares who did not previously tender their Shares in the Offer may do so and will promptly receive the same $10.50 per Share consideration as was paid during the initial offering period.

The full text of the press release issued by 3M regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Press Release issued by 3M Company, dated October 8, 2010 (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Ventura Acquisition Corporation on October 8, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2010

By:	/S/ MING HSIEH
Name:	Ming Hsieh
Title:	President and Chief Executive Officer